Exhibit 99.1

Northern Dynasty President & CEO Ron Thiessen welcomes Bass Pro Shops founder Johnny Morris’ remarks

August 17, 2020 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") President & CEO Ron Thiessen spoke out today about comments made by Bass Pro Shops founder, majority owner and CEO Johnny Morris on Fox News Friday evening.

“I’ve heard from Northern Dynasty shareholders, from supporters of the Pebble Project, other domestic producers of US minerals and metals, and from pro-development conservatives from every region of the country over the course of the weekend,” Thiessen said.

“A lot of them were concerned about Mr. Morris’ message, but I see it differently. I want to assure all Americans who value the Bristol Bay region of Alaska for its wilderness and wildlife – particularly its thriving commercial, sport and subsistence fisheries – that we share your values, and are equally committed to the responsible use and sustainable development of America’s natural resources.”

Thiessen said Morris’ on-air recitation of a quote from former US President Theodore Roosevelt resonated with him. Calling Roosevelt the ‘father of US conservation’, Morris said: “There can be no greater issue than that of conservation in this country. We must conserve the soil so that our children shall have land that is more and not less fertile than our fathers worked in. We must conserve the forest not by disuse but by use, making them even more valuable at the same time that we use them. We must conserve the mines.

“Moreover, we must ensure so far as possible the use of certain of our great natural resources for the benefit of the people as a whole.”

Thiessen said Northern Dynasty’s 100%-owned, US-based subsidiary Pebble Limited Partnership (the “Pebble Partnership”) has invested close to US$1 billion at Pebble to advance the proposed development project into and through federal permitting, much of it on environmental studies. He said the Pebble mine concept that initiated federal permitting in 2017, and last month received a favorable final Environmental Impact Statement (“EIS”) from the US Army Corps of Engineers (“USACE”), is the most conservative, environmentally-driven engineering design ever for a major hard rock mine in the United States.

“We’re very proud of the work we’ve done to design an environmentally sound, socially responsible and economically vital project that will fully co-exist with clean water and healthy fish and wildlife populations in Bristol Bay,” he said. “We’re very confident that Pebble will achieve both President Roosevelt’s and Mr. Morris’ vision for ‘use of our great natural resources for the benefit of people as a whole.’”

While welcoming the Bass Pro Shop founder’s views, Thiessen said certain statements made and impressions left by the Fox News segment require clarification, specifically:

1.
that Pebble may harm the Bristol Bay fishery:

Thiessen: “The Bristol Bay region is about the same size as Ohio, 40,000 sq. miles. The commercial fishery is more than 100 miles away as the crow flies, and more 200 river miles away. Even the 230 sq. mile area around Pebble produces less than 1/10th of 1% of Bristol Bay salmon.

“So to suggest a single modern copper mine built to the highest standards in the world could materially affect this fishery is absurd to the extreme. Furthermore, after 2½ years of scientific study, the USACE and the Pebble EIS have determined our project will have ‘no measureable impact’ on any fish population or fishery in the region.”

2.
that Pebble will displace existing fishing jobs and related economic activity:

Thiessen: “Again, the Pebble EIS found just the opposite – that Pebble will fully co-exist with the existing fishing economy, while creating new opportunities for local people. I think that’s precisely what President Roosevelt meant when he said we can make our land even more valuable through use than through disuse.

“It’s also important to recognize that the vast majority of jobs and economic activity generated by the Bristol Bay fishery lasts 6 – 8 weeks each year, and does not benefit local people. The Pebble Partnership has worked extremely hard to ensure that our project will benefit local people, local villages and the Alaska Native cultures of Bristol Bay to the greatest extent possible. Pebble jobs will be stable, year-round, well-paid jobs that prioritize local hire, and benefit generations of Alaskans.”

3.
that conservatives don’t support Pebble:

Thiessen: “To suggest that US business organizations, pro-development conservatives and Republicans want this administration to shut down a project like Pebble that is on the verge of receiving its key federal permit – a project that has the potential to deliver thousands of American jobs, billions of dollars in government revenue and economic activity, while producing minerals like copper, gold, molybdenum, palladium and rhenium that are critical to America’s economic and military security for generations to come – is just absurd.” See https://www.northerndynastyminerals.com/site/assets/files/4845/august_7_2020_-_final.pdf

“There may be a small proportion of the Republican base, elitist sportsmen and anglers, who want to preserve these lands as their own personal playgrounds. We don’t think that group represents a significant proportion of US conservative voters, or even a significant proportion of American sportsmen, quite frankly.”

4.
that President Trump may intercede at Pebble:

Thiessen: “From the very beginning of his administration, President Trump has stressed that permitting and regulatory review processes for major development projects in the U.S. must be objective, timely and science-based. He has taken great strides to eliminate the type of political interference with regulatory decision-making that we saw under the Obama administration – including at Pebble.

“To suggest the President is now inclined to reverse course, to abandon the ‘rule of law’ and politically intercede with regulatory decision-making at Pebble is unfathomable. Not only would his supporters in business, in the State of Alaska, in conservative and Republican circles react with extreme displeasure, such a decision would be extremely damaging for the United States’ reputation as a reliable jurisdiction for investment in job-creating projects and industries.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project, that the Pebble Project will secure all required government permits, or of the Company's future performance.

Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM will be able to establish the commercial feasibility of the Pebble Project, and (iv) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the completion of feasibility studies demonstrating the Pebble Project mineral reserves that can be economically mined, (iii) completion of all necessary engineering for mining and processing facilities, and (iv) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19.

The National Environment Policy Act EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com